October 28, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant
Eiko Yaoita Pyles, Staff Accountant

Re:	RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-34846
Ladies and Gentlemen:
     On behalf of RealPage, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “ Staff ”) of the Securities and Exchange Commission (the “ Commission ”) received by letter dated October 8, 2013 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 27, 2013 (File No. 001-34846).
          In this letter, we have recited the comment from the Staff Letter in italicized, bold type and followed the comment with the Company’s response.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10. Net Income (Loss) Per Share, page 96

1. Your response to prior comment 2 indicates that based on the terms of the 2010 Equity Incentive Plan, you considered the outstanding shares of restricted stock to not have nonforfeitable rights to dividends. Please tell us how you considered paragraph 2(e) of the 2010 Equity Incentive Plan Restricted Stock Award Agreement in Exhibits 4.8 and 4.9 of the Form S-8 filed on August 17, 2010 which appears to indicate that participants have the right to receive cash dividends. Further, you also note that your credit agreement prohibits the payment of dividends and that you have not paid any dividends since you became public. Please tell us what consideration was given to ASC 260-10-45-66.

The Company notes that paragraph 2(e) of Exhibit A to the 2010 Equity Incentive Plan Restricted Stock Award Agreement (the “Award Agreement”) in Exhibits 4.8 and 4.9 of the Form S-8 filed on August 17, 2010 does indicate that participants have the right to receive cash dividends but it does not specify when that right vests. In addition, paragraph 2(f) of Exhibit A of the Award Agreement provides as follows: “In the event of any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property) ... or other change in the corporate structure of the Company ...; such new or additional or different shares, cash or securities will thereupon be considered to be unvested Shares of Restricted Stock and will be subject to all of the conditions and restrictions which were applicable to the unvested Shares of Restricted Stock pursuant to this Award Agreement.” As a result, as we consider the RSUs to not be participating securities as they are forfeitable, if criteria for vesting are not met.

Furthermore, Paragraph 15 of Exhibit A of the Award Agreement provides that the Award Agreement is subject to the terms and provisions of the 2010 Equity Incentive Plan (“Plan”) and paragraph 16 of Exhibit A provides that the administrator has the power to interpret the Plan. Since paragraph 7(d) of the Plan in Exhibit 10.4 on the Form S-1 filed on April 29, 2010 provides that the administrator of the Plan, in its sole discretion, may impose such other restrictions on shares of restricted stock as it may deem advisable or appropriate and paragraph 7(g) of the Plan provides that holders of restricted stock are entitled to receive dividends “unless the Administrator provides otherwise,” it is the Company’s view that the administrator of the Plan has the discretion to determine whether cash dividends are forfeitable at the time any cash dividends are declared.

For the foregoing reasons, the Company continues to believe that the outstanding shares of restricted stock do not have nonforfeitable rights to dividends.

The Company notes that its discussion in the response dated September 27, 2013 related to the provision in our credit agreement prohibiting the payment of dividends and our history of not paying dividends was to provide further insight into management’s position. The Company acknowledges that the treatment of awards as participating securities by ASC 260-10-45-66 is not based on the economic probability of actual distributions. The Company’s conclusion that the restricted stock is not participating is based on the forfeitable nature of the right to receive dividends associated with RSUs that are not yet vested and the authority of the administrator to determine at the time cash dividends are declared on common stock, including restricted stock, whether such cash dividends are subject to the same restrictions as the restricted stock to which they relate.
 * * * * *
The Company acknowledges that:
•The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 972-820-3919 or by facsimile to 972-820-3932. Thank you for your assistance.

Respectfully submitted,

/S/ TIMOTHY J. BARKER
Timothy J. Barker

cc: Margot Lebenberg Carter, RealPage, Inc.